June 19, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Susan Block
Kristen Shifflett
Doug Jones
Ada D. Sarmento

Re:	Horizon Global Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 17, 2015
File No. 333-203138

Ladies and Gentlemen:

Horizon Global Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the oral comment received on June 19, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed June 17, 2015. In its oral comment, the Staff noted that there is outstanding litigation with Let’s Go Aero, Inc. (“LGA”) and asked that the Company either provide disclosure regarding the litigation or tell the Staff why no such disclosure has been provided.

The Company respectfully acknowledges the Staff’s comment and believes that no disclosure of the litigation with LGA is required. LGA’s complaint alleges, among other things, that the Company’s subsidiary, Cequent Performance Products, Inc., has infringed upon LGA’s intellectual property and seeks injunctive relief and monetary damages.

As disclosed in the Registration Statement, the Company is subject to claims and litigation in the ordinary course of business, but does not believe that any such claim or litigation is likely to have a material adverse effect on its financial position and results of operations or cash flows, including the litigation with LGA. In particular, the Company does not believe that the LGA litigation is “material” and required to be disclosed in the Registration Statement under Item 103 of Regulation S-K or otherwise. The Company believes that LGA’s claims are without

United States Securities and Exchange Commission

Division of Corporation Finance

June 19, 2015

merit, and it is vigorously defending itself again such claims. The amount of damages at issue in the litigation is an immaterial amount well below 10% of the Company’s current assets, and the Company believes that even if litigation were determined adversely to the Company, it would not have a material adverse effect on its business or its financial position, results of operations or cash flows. Accordingly, the Company the Company has not disclosed the LGA litigation in the Registration Statement.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (248) 631-5450.

Very truly yours,

/s/ A. Mark Zeffiro
A. Mark Zeffiro
President